UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(RULE 13D-101)

Information to be Included in Statements Filed
Pursuant to Rule 13d-1(a) and Amendments Thereto
Filed Pursuant to Rule 13d-2(a)

(Amendment No. 15)

Telos Corporation

(Name of Issuer)

12% Cumulative Exchangeable Redeemable Preferred Stock,
Par Value $0.01 Per Share

(Title of Class of Securities)

87969B200

(CUSIP Number of Class of Securities)

Wynnefield Partners Small Cap Value, L.P.

450 Seventh Avenue, Suite 509

New York, New York 10123

Attention: Mr. Nelson Obus

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

Copy to:

Frank S. Jones, Jr., Esquire,

Whiteford, Taylor & Preston L.L.P.

Seven Saint Paul Street

Baltimore, Maryland 21202

(410) 347-8700

May 15, 2014

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a Statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this Schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box ☐

(continued on following pages)

(Page 1 of 15 pages)

CUSIP No. 87969B200	13D/A	Page 2 of 15 pages

1.	NAME OF REPORTING PERSON: Wynnefield Partners Small Cap Value, L.P. S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON: 13-3688497
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒ Reporting Person is affiliated with other persons
3.	SEC USE ONLY
4.	SOURCE OF FUNDS WC (SEE ITEM 3)
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e): ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 122,054 shares (See Item 5)
	8.	SHARED VOTING POWER -0- (See Item 5)
	9.	SOLE DISPOSITIVE POWER 122,054 shares (See Item 5)
	10.	SHARED DISPOSITIVE POWER -0- (See Item 5)
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 122,054 (See Item 5)
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 3.8% (See Item 5)
14.	TYPE OF REPORTING PERSON PN

(Page 2 of 15 pages)

CUSIP No. 87969B200	13D/A	Page 3 of 15 pages

1.	NAME OF REPORTING PERSON: Wynnefield Small Cap Value Offshore Fund, Ltd. S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON: Not Applicable
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒ Reporting Person is affiliated with other persons
3.	SEC USE ONLY
4.	SOURCE OF FUNDS WC (SEE ITEM 3)
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e): ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION CAYMAN ISLANDS
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 92,674 shares (See Item 5)
	8.	SHARED VOTING POWER -0- (See Item 5)
	9.	SOLE DISPOSITIVE POWER 92,674 shares (See Item 5)
	10.	SHARED DISPOSITIVE POWER -0- (See Item 5)
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 92,674 shares (See Item 5)
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 2.9% (See Item 5)
14.	TYPE OF REPORTING PERSON CO

(Page 3 of 15 pages)

CUSIP No. 87969B200	13D/A	Page 4 of 15 pages

1.	NAME OF REPORTING PERSON: Wynnefield Partners Small Cap Value, L.P. I S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON 13-3953291
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒ Reporting Person is affiliated with other persons
3.	SEC USE ONLY
4.	SOURCE OF FUNDS WC (SEE ITEM 3)
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e): ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 190,944 shares (See Item 5)
	8.	SHARED VOTING POWER -0- (See Item 5)
	9.	SOLE DISPOSITIVE POWER 190,944 shares (See Item 5)
	10.	SHARED DISPOSITIVE POWER -0- (See Item 5)
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 190,944 shares (See Item 5)
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.0% (See Item 5)
14.	TYPE OF REPORTING PERSON PN

(Page 4 of 15 pages)

CUSIP No. 87969B200	13D/A	Page 5 of 15 pages

1.	NAME OF REPORTING PERSON: Channel Partnership II, L.P. S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON: 22-3215653
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒ Reporting Person is affiliated with other persons
3.	SEC USE ONLY
4.	SOURCE OF FUNDS WC (SEE ITEM 3)
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e): ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION NEW YORK
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER -0- shares (See Item 5)
	8.	SHARED VOTING POWER -0- (See Item 5)
	9.	SOLE DISPOSITIVE POWER -0- shares (See Item 5)
	10.	SHARED DISPOSITIVE POWER -0- shares (See Item 5)
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON -0- shares (See Item 5)
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.0% (See Item 5)
14.	TYPE OF REPORTING PERSON PN

(Page 5 of 15 pages)

CUSIP No. 87969B200	13D/A	Page 6 of 15 pages

1.	NAME OF REPORTING PERSON: Nelson Obus S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON:
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒ Reporting Person is affiliated with other persons
3.	SEC USE ONLY
4.	SOURCE OF FUNDS AF (SEE ITEM 3)
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e): ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION UNITED STATES OF AMERICA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER -0- shares (See Item 5) (1)
	8.	SHARED VOTING POWER 405,672 (See Item 5) (1)
	9.	SOLE DISPOSITIVE POWER -0- shares (See Item 5)(1)
	10.	SHARED DISPOSITIVE POWER 405,672 (See Item 5) (1)
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 405,672 shares (See Item 5)(1)
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 12.7% (See Item 5)(1)
14.	TYPE OF REPORTING PERSON IN

(1)	Mr. Obus may be deemed to have an indirect beneficial ownership in such shares through his positions as a co-managing member of Wynnefield Capital Management, LLC, a principal executive officer of Wynnefield Capital, Inc., and general partner of Channel Partnership II, L.P. Wynnefield Capital Management, LLC holds an indirect beneficial ownership interest in 312,998 shares which are directly owned by Wynnefield Partners Small Cap Value, L.P. and Wynnefield Partners Small Cap Value, L.P. I. Wynnefield Capital, Inc. holds an indirect beneficial ownership interest in 92,674 shares which are directly beneficially owned by Wynnefield Small Cap Value Offshore Fund, Ltd. As Mr. Joshua H. Landes is a co-managing member of Wynnefield Capital Management, LLC and an executive officer of Wynnefield Capital, Inc., Mr. Obus shares voting and dispositive power with Mr. Landes with regard to any shares beneficially owned by Wynnefield Capital Management, LLC and Wynnefield Capital, Inc.

(Page 6 of 15 pages)

CUSIP No. 87969B200	13D/A	Page 7 of 15 pages

1.	NAME OF REPORTING PERSON: Joshua H. Landes S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON:
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒ Reporting Person is affiliated with other persons
3.	SEC USE ONLY
4.	SOURCE OF FUNDS AF (SEE ITEM 3)
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e): ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION UNITED STATES OF AMERICA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER -0- shares (See Item 5) (1)
	8.	SHARED VOTING POWER 405,672 (See Item 5) (1)
	9.	SOLE DISPOSITIVE POWER -0- shares (See Item 5)(1)
	10.	SHARED DISPOSITIVE POWER 405,672 (See Item 5) (1)
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 405,672 shares (See Item 5) (1)
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 12.7% (See Item 5) (1)
14.	TYPE OF REPORTING PERSON IN

(1)	Mr. Landes may be deemed to have an indirect beneficial ownership in such shares through his positions as a managing member of Wynnefield Capital Management, LLC and an executive officer of Wynnefield Capital, Inc. Wynnefield Capital Management, LLC holds an indirect beneficial ownership interest in 312,998 shares which are directly owned by Wynnefield Partners Small Cap Value, L.P. and Wynnefield Partners Small Cap Value, L.P. I. Wynnefield Capital, Inc. holds an indirect beneficial ownership interest in 92,674 shares which are directly beneficially owned by Wynnefield Small Cap Value Offshore Fund, Ltd. As Mr. Obus is a co-managing member of Wynnefield Capital Management, LLC and a principal executive officer of Wynnefield Capital, Inc., Mr. Landes shares voting and dispositive power with Mr. Obus with regard to any shares beneficially owned by Wynnefield Capital Management, LLC and Wynnefield Capital, Inc.

(Page 7 of 15 pages)

CUSIP No. 87969B200	13D/A	Page 8 of 15 pages

1.	NAME OF REPORTING PERSON: Wynnefield Capital Management LLC S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON: 13-4018186
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒ Reporting Person is affiliated with other persons
3.	SEC USE ONLY
4.	SOURCE OF FUNDS AF (SEE ITEM 3)
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e): ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION NEW YORK
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 312,998 shares (See Item 5) (1)
	8.	SHARED VOTING POWER -0- (See Item 5)
	9.	SOLE DISPOSITIVE POWER 312,998 shares (See Item 5) (1)
	10.	SHARED DISPOSITIVE POWER -0- (See Item 5)
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 312,998 shares (See Item 5) (1)
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.8% (See Item 5) (1)
14.	TYPE OF REPORTING PERSON OO (Limited Liability Company)

(1)	Wynnefield Capital Management, LLC, as the general partner of Wynnefield Partners Small Cap Value, L.P. and Wynnefield Partners Small Cap Value, L.P. I, holds an indirect beneficial interest in these shares which are directly beneficially owned by Wynnefield Partners Small Cap Value, L.P. and Wynnefield Partners Small Cap Value, L.P. I.

(Page 8 of 15 pages)

CUSIP No. 87969B200	13D/A	Page 9 of 15 pages

1.	NAME OF REPORTING PERSON: Wynnefield Capital, Inc. S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON: N/A
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒ Reporting Person is affiliated with other persons
3.	SEC USE ONLY
4.	SOURCE OF FUNDS AF (SEE ITEM 3)
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e): ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION CAYMAN ISLANDS
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 92,674 shares (See Item 5)(1)
	8.	SHARED VOTING POWER -0- (See Item 5)
	9.	SOLE DISPOSITIVE POWER 92,674 shares (See Item 5)(1)
	10.	SHARED DISPOSITIVE POWER -0- (See Item 5)
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 92,674 shares (See Item 5)(1)
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 2.9% (See Item 5)(1)
14.	TYPE OF REPORTING PERSON CO

(1)	Wynnefield Capital, Inc. as the sole investment manager of Wynnefield Small Cap Value Offshore Fund, Ltd., holds an indirect beneficial interest in these shares which are directly beneficially owned by Wynnefield Small Cap Value Offshore Fund, Ltd.

(Page 9 of 15 pages)

CUSIP No. 87969B200	13D/A	Page 10 of 15 pages

This Amendment No. 15 (the "Amendment") amends the Statement of Beneficial Ownership on Schedule 13D, originally filed with the Securities and Exchange Commission (the "Commission") on June 24, 1997, and amended by Amendment No. 1 filed on June 22, 1998; as further amended by Amendment No. 2 filed on December 18, 2003; as further amended by Amendment No. 3 filed on April 21, 2004; as further amended by Amendment No. 4 filed on April 1, 2005; as further amended by Amendment No. 5 filed on May 9, 2005; as further amended by Amendment No. 6 filed on February 9, 2006; as further amendedby Amendment No. 7 filed on June 5, 2006; as further amended by Amendment No. 8 filed on February 12, 2007; as further amended by Amendment No. 9 filed on February 21, 2007; as further amended by Amendment No. 10 filed on February 27, 2007; as further amended by Amendment No. 11 filed on August 15, 2013; as further amended by Amendment No. 12 filed on October 30, 2013; as further amended by Amendment No. 13 filed on November 27, 2013 and as further amended by Amendment No. 14 filed on May 12, 2014 (the "Wynnefield Schedule 13D"), filed by Wynnefield Partners Small Cap Value, L.P. (the "Partnership"), Wynnefield Small Cap Value Offshore Fund, Ltd. (the "Fund"), Wynnefield Partners Small Cap Value, L.P. I (the "Partnership-I"), Wynnefield Capital Management, LLC ("WCM"), Wynnefield Capital, Inc. ("WCI"), Nelson Obus ("Mr. Obus"), Joshua Landes ("Mr. Landes") and Channel Partnership II, L.P. ("Channel" and, collectively with the Partnership, the Fund, the Partnership-I, WCM, WCI, Mr. Obus, and Mr. Landes, the "Wynnefield Reporting Persons"), with respect to the shares of 12% Cumulative Exchangeable Redeemable Preferred Stock, par value $0.01 per share (the "Preferred Shares", “Preferred Stock” or “TLSRP”), of Telos Corporation, a Maryland corporation with its principal executive offices located at 19886 Ashburn Road, Ashburn, Virginia 20147-2358 (“Telos” or the "Issuer"). All defined terms refer to terms defined herein or in the Wynnefield Schedule 13D. The information contained in this Amendment is as of the date hereof, unless otherwise expressly provided herein.

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

“Item 3. Source and Amount of Funds or other Consideration.” appearing in the Wynnefield Schedule 13D is supplemented by adding the following disclosure to the end of such item:

On May 15, 2014, the following Wynnefield Reporting Person entities made the following purchases of Preferred Stock, for the consideration shown in the following table:

Name	Date of Transaction	Type of Transaction	Number of Shares	Consideration Paid or Received
Partnership*	May 15, 2014	Purchase	1,485	$21,458

Partnership-I*	May 15, 2014	Purchase	2,488	$35,952

Fund**	May 15, 2014	Purchase	1,027	$14,840

* WCM has an indirect beneficial ownership interest in these shares of Preferred Stock.

** WCI has an indirect beneficial ownership interest in these shares of Preferred Stock.

Such shares of Preferred Stock were paid for from the working capital of the named Wynnefield Reporting Person. Each entity in the Wynnefield Reporting Persons maintains a separate investment fund, consisting of capital contributions from their respective partners and investors and capital appreciation derived therefrom for the principal purpose of buying and selling securities (including financial and money market instruments) and interests in domestic and foreign securities, including, without limitation, convertible securities, stock index futures contracts, options, puts and calls on stock and warrants.

(Page 10 of 15 pages)

CUSIP No. 87969B200	13D/A	Page 11 of 15 pages

ITEM 4. PURPOSE OF TRANSACTION.

"Item 4. Purpose of Transaction." appearing in the Wynnefield Schedule 13D is supplemented by adding the following disclosure from Wynnefield Capital, Inc.’s press release to the end of such item:

“WYNNEFIELD CAPITAL CONGRATULATES TELOS ON CONTRACT AWARD; AGAIN RENEWS CALLS FOR TELOS CORP. TO DISCHARGE ITS DECADES-LONG FINANCIAL LIABILITY TO TLSRP HOLDERS

NEW YORK – June 4, 2014 - Wynnefield Capital, Inc. today congratulated Telos Corporation (OTCBB: TLSRP) on a recent contract award and again renewed its calls for Telos to settle the principal and arrearages owed to the holders of its 12% Cumulative Exchangeable Redeemable Preferred Stock (TLSRP), including all payment-in-kind (PIK) dividend payments declared by the Telos Board of Directors. Wynnefield is a 20-year holder of approximately 12.7% percent of Telos’ TLSRP.

“Wynnefield congratulates Telos on being selected by the Department of Homeland Security (DHS) as one of the prime awardees under the Enterprise Acquisition Gateway for Leading Edge Solutions II (EAGLE II) contract, Unrestricted Functional Category 1 – Service Delivery track, which serves as the DHS-wide contract vehicle for acquiring IT services and solutions related to system design, development, implementation and integration; software design and development; and operations and maintenance support generally,” said Nelson Obus, President of Wynnefield Capital. “While the contract is of the multiple-award, indefinite delivery/indefinite quantity variety, it carries an attractive $22 billion program award ceiling,” Mr. Obus continued. “Wynnefield now has renewed confidence that Telos will resolve the over 20-year liability due its holders of the TLSRPs by paying them out what they are owed -- a net amount that totals 100 cents on the dollar,” Mr. Obus added.

“With the full payment of the principal and arrearages owed to the TLSRP holders, including all PIK dividend payments declared by the Telos Board of Directors for the period 1992 through June 1995, the TLSRP holders would receive a cash payment significantly in excess of two times the current trading price,” Mr. Obus added. “Telos has used a multitude of excuses, pretexts and maneuvers for over 20 years to avoid paying the TLSRP holders the principal amount and accrued dividends clearly owed to them under the original TLSRP offering,” Mr. Obus continued. “Wynnefield is profoundly concerned that the optics of Telos’ continuing refusal to satisfy its obligations and insistence on instead stiffing the TLSRP holders will prevent Telos from landing new business,” Mr. Obus added. “Consequently, Wynnefield believes that Telos should begin immediately to pay the principal amount on the TLSRP to prevent the dividend arrearages from continuing to grow ever larger,” Mr. Obus continued. “Since both the principal amount and the growing dividend arrearages are reflected on Telos’ financial statements which are periodically filed with the SEC, this information is publicly available to investors and potential customers alike,” Mr. Obus concluded.

ABOUT WYNNEFIELD CAPITAL, INC.

Wynnefield Capital is a 20-year holder of approximately 12.7% percent of Telos’ TLSRP. Established in 1992, Wynnefield Capital, Inc. is a value investor specializing in U.S. small cap situations that have company- or industry-specific catalysts.

CONTACT:

For Wynnefield Capital, Inc.

Kekst and Company

Eric Berman, 212-521-4894

Donald Cutler, 415-852-3903”

(Page 11 of 15 pages)

CUSIP No. 87969B200	13D/A	Page 12 of 15 pages

The Wynnefield Reporting Persons purchased additional Preferred Shares of Telos in May of 2014 because of their continuing belief in the inherent value of the Preferred Shares. The Wynnefield Reporting Persons intend to continue their efforts to have the value of the Preferred Shares realized through the redemption of their principal and accrued dividend arrearages, and may contact Telos as part of these efforts. Although the Wynnefield Reporting Persons have heard nothing recently from the Issuer’s management regarding the Issuer’s liabilities owed to the holders of Preferred Shares, the Wynnefield Reporting Persons remain open to engaging in a serious redemption discussion.

As of the date of this Amendment and except as set forth above, none of the Wynnefield Reporting Persons has any present plans or intentions which would result in or relate to any of the transactions described in subparagraphs (a) through (j) of Item 4 of the instructions to Schedule 13D.

The Wynnefield Reporting Persons reserve the right to change their plans and intentions at any time as they deem appropriate. In particular, the Wynnefield Reporting Persons may purchase Preferred Shares, or may sell or otherwise dispose of all or a portion of the Preferred Shares, in public and private transactions and/or may enter into negotiated derivative transactions to hedge the market risk of some or all positions in, or to obtain greater exposure to, the Preferred Shares.

Any such transactions may be effected at any time or from time to time, subject to any applicable limitations imposed on the sale of shares of the Preferred Stock by the Securities Act of 1933, as amended, the Securities Exchange Act of 1934, as amended, and applicable state securities or “blue sky” laws.

ITEM 5. INTERESTS IN SECURITIES OF THE ISSUER.

"Item 5. Interests in Securities of the Issuer." appearing in the Wynnefield Schedule 13D is supplemented by adding the following disclosure to the end of such item:

(A) - (C) As of May 15, 2014, the Wynnefield Reporting Persons beneficially owned in the aggregate 405,672 shares of Preferred Stock, constituting approximately 12.7% of the outstanding shares of Preferred Stock (the percentage of shares owned being based upon 3,185,586 shares outstanding on March 31, 2014, as set forth in the Issuer's most recent report on Form 10-Q for the quarter ended March 31, 2014 filed with the Commission on May 15, 2014). The following table sets forth certain information with respect to shares of Preferred Stock directly beneficially owned by the Wynnefield Reporting Persons members listed:

NAME	NUMBER OF SHARES	APPROXIMATE PERCENTAGE OF OUTSTANDING SHARES

Partnership*	122,054	3.8%
Partnership-I*	190,944	6.0%
Fund**	92,674	2.9%

* WCM has an indirect beneficial ownership interest in these shares of Preferred Stock.

** WCI has an indirect beneficial ownership interest in these shares of Preferred Stock.

WCM is the sole general partner of the Partnership and Partnership-I and, accordingly, may be deemed to be the indirect beneficial owner (as that term is defined under Rule 13d-3 under the Exchange Act) of the shares of Preferred Stock that the Partnership and Partnership-I beneficially own. WCM, as the sole general partner of the Partnership and Partnership-I, has the sole power to direct the voting and disposition of the shares of Preferred Stock that the Partnership and Partnership-I beneficially own.

(Page 12 of 15 pages)

CUSIP No. 87969B200	13D/A	Page 13 of 15 pages

Messrs. Obus and Landes are the co-managing members of WCM and, accordingly, each of Messrs. Obus and Landes may be deemed to be the indirect beneficial owner (as that term is defined under Rule 13d-3 under the Exchange Act) of the shares of Preferred Stock that WCM may be deemed to beneficially own. Each of Messrs. Obus and Landes, as a co-managing member of WCM, shares with the other the power to direct the voting and disposition of the shares of Preferred Stock that WCM may be deemed to beneficially own.

WCI is the sole investment manager of the Fund and, accordingly, may be deemed to be the indirect beneficial owner (as that term is defined under Rule 13d-3 under the Exchange Act) of the shares of Preferred Stock that the Fund beneficially owns. WCI, as the sole investment manager of the Fund, has the sole power to direct the voting and disposition of the shares of Preferred Stock that the Fund beneficially owns. Messrs. Obus and Landes are the principal executive officers of WCI and, accordingly, each of Messrs. Obus and Landes may be deemed to be the indirect beneficial owner (as that term is defined under Rule 13d-3 under the Exchange Act) of the shares of Preferred Stock that WCI may be deemed to beneficially own. Each of Messrs. Obus and Landes, as a principal executive officer of WCI, shares with the other the power to direct the voting and disposition of the shares of Preferred Stock that WCI may be deemed to beneficially own.

Beneficial ownership of shares of Preferred Stock shown on the cover pages of and set forth elsewhere in this Amendment for each of the Wynnefield Reporting Persons assumes that they have not formed a group for purposes of Section 13(d)(3) under the Exchange Act, and Rule 13d-5(b)(1) promulgated thereunder. If the members of the Wynnefield Reporting Persons were deemed to have formed a group for purposes of Section 13(d)(3) and Rule 13d-5(b)(1), the group would be deemed to own beneficially (and may be deemed to have shared voting and dispositive power over) 405,672 shares of Preferred Stock, constituting approximately 12.7% of the outstanding shares of Preferred Stock (the percentage of shares owned being based upon 3,185,586 shares outstanding on March 31, 2014, as set forth in the Issuer's most recent report on Form 10-Q for the quarter ended March 31, 2014, filed with the Commission on May 15, 2014).

The filing of this Amendment and any future amendment by the Wynnefield Reporting Persons, and the inclusion of information herein and therein with respect to Messrs. Obus and Landes, shall not be considered an admission that any of such persons, for the purpose of Section 13(d) of the Exchange Act, are the beneficial owners of any shares in which such persons do not have a pecuniary interest.

To the best knowledge of the Wynnefield Reporting Persons, except as described in this Amendment, none of the Wynnefield Reporting Persons, any person in control (ultimately or otherwise) of the Wynnefield Reporting Persons, any general partner, executive officer or director thereof, as applicable, beneficially owns any shares of Preferred Stock, and except as set forth in the table below, there have been no transactions in shares of Preferred Stock affected during the past 60 days, by the Wynnefield Reporting Persons, any person in control of the Wynnefield Reporting Persons (ultimately or otherwise), or any general partner, executive officer or director thereof, as applicable; provided, however, certain investment banking affiliates of the Wynnefield Reporting Persons may beneficially own shares of Preferred Stock, including shares that may be held in discretionary or advisory accounts with the Wynnefield Reporting Persons; and the Wynnefield Reporting Persons, directly or in connection with such discretionary or advisory accounts, may acquire, hold, vote or dispose of Preferred Stock, including transactions that may have occurred during the past 60 days.

(Page 13 of 15 pages)

CUSIP No. 87969B200	13D/A	Page 14 of 15 pages

The Wynnefield Reporting Persons listed below have made open market purchases of shares of Preferred Stock during the past 60 days, as follows:

Name	Date of Transaction	Number of Shares	Price* Per Share	Type of Transaction
Partnership	April 30, 2014	30	$15.05	Purchase
Partnership	May 1, 2014	89	$15.05	Purchase
Partnership	May 15, 2014	1,485	$14.45	Purchase
Partnership-I	April 30, 2014	50	$15.05	Purchase
Partnership-I	May 1, 2014	150	$15.05	Purchase
Partnership-I	May 15, 2014	2,488	$14.45	Purchase
Fund	April 30, 2014	20	$15.05	Purchase
Fund	May 1, 2014	61	$15.05	Purchase
Fund	May 15, 2014	1,027	$14.45	Purchase

*Net of broker commissions

(D) No person, other than each of the Wynnefield Reporting Persons referred to as the direct beneficial owner of the shares of Preferred Stock set forth in this response to Item 5, has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, such shares of Preferred Stock.

(E) Not applicable.

(Page 14 of 15 pages)

CUSIP No. 87969B200	13D/A	Page 15 of 15 pages

SIGNATURE

After reasonable inquiry and to the best of their knowledge and belief, the undersigned certify that the information set forth in this Amendment is true, complete and correct.

Dated: June 3, 2014

WYNNEFIELD PARTNERS SMALL CAP VALUE, L.P.

By: Wynnefield Capital Management, LLC,

its General Partner

By: /s/ Nelson Obus

Nelson Obus, Co-Managing Member

WYNNEFIELD PARTNERS SMALL CAP VALUE, L.P. I

By: Wynnefield Capital Management, LLC,

its General Partner

By: /s/ Nelson Obus

Nelson Obus, Co-Managing Member

WYNNEFIELD SMALL CAP VALUE OFFSHORE FUND, LTD.

By: Wynnefield Capital, Inc.,

its Investment Manager

By: /s/ Nelson Obus

Nelson Obus, President

WYNNEFIELD CAPITAL MANAGEMENT, LLC

By: /s/ Nelson Obus

Nelson Obus, Co-Managing Member

WYNNEFIELD CAPITAL, INC.

By: /s/ Nelson Obus

Nelson Obus, President

CHANNEL PARTNERSHIP II, L.P.

By: /s/ Nelson Obus

Nelson Obus, General Partner

/s/ Nelson Obus

Nelson Obus, Individually

/s/ Joshua H. Landes

Joshua H. Landes, Individually

(Page 15 of 15 pages)